UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of January 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Item 1: Form 6-K dated January 21, 2015 along with Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: January 21, 2015

Item 1

Tata Motors Limited

Bombay House

24, Homi Mody Street,

Mumbai 400 001 Maharashtra India

News Release - 1	January 21, 2015

Results of the Postal Ballot

Mumbai, January 21, 2015: This is in furtherance to our Postal Ballot Notice dated December 9, 2014 seeking the consent of the Shareholders by Special Resolutions for the following items:-

1.	Approval and ratification for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) due to inadequacy of profits for financial year ended March 31, 2014;

2.	Approval and ratification for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) due to inadequacy of profits for financial year ended March 31, 2014;

3.	Approval and ratification for payment of Minimum Remuneration and death related benefits/ compensation to (late) Mr Karl Slym, Managing Director/ his legal heir, due to inadequacy of profits for financial year ended March 31, 2014;

4.	Approval for payment of Minimum Remuneration to Mr Ravindra Pisharody, Executive Director (Commercial Vehicles) in case of inadequacy of profits for FY 2014-15 and FY 2015-16; and

5.	Approval for payment of Minimum Remuneration to Mr Satish Borwankar, Executive Director (Quality) in case of inadequacy of profits for FY 2014-15 and FY 2015-16.

The said five Special Resolutions set out in the Notice of the Postal Ballot dated December 9, 2014 require more than three-fourths of the number of votes to be cast in favour of each of the Resolutions in order to be considered as passed.

We are attaching the Voting Results of the said ballot and would like to inform you that all the above five Resolutions were passed by the Shareholders with the requisite majority.

Voting Results

Details of the Agenda:

Resolution required: (~~Ordinary~~/Special)

Mode of voting: (~~Show of hands/Poll~~/Postal ballot/E-voting)

In case of Poll/Postal ballot/E-voting:

Resolution No 1
	Promoter/Public	No. of Shares Held	No. of Votes on Shares Held*	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	942034792	939804063	939804063	100.00	939804063	0	100.00	0.00
2	Public - Institutional holders	1442978361	1059256139	816389627	77.07	815516353	873274	99.89	0.11
3	Public-Others	833666914	785849614	587809442	74.80	581441895	6367547	98.92	1.08

	Grand Totals	3218680067	2784909816	2344003132	84.17	2336762311	7240821	99.69	0.31

Resolution No 2
	Promoter/Public	No. of Shares Held	No. of Votes on Shares Held*	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	942034792	939804063	939804063	100.00	939804063	0	100.00	0.00
2	Public - Institutional holders	1442978361	1059256139	816384872	77.07	815511598	873274	99.89	0.11
3	Public-Others	833666914	785849614	587755618	74.79	581367745	6387873	98.91	1.09

	Grand Totals	3218680067	2784909816	2343944553	84.17	2336683406	7261147	99.69	0.31

Resolution No 3
	Promoter/Public	No. of Shares Held	No. of Votes on Shares Held*	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	942034792	939804063	939804063	100.00	939804063	0	100.00	0.00
2	Public - Institutional holders	1442978361	1059256139	816384872	77.07	773950290	42434582	94.80	5.20
3	Public-Others	833666914	785849614	587773072	74.79	581207230	6565842	98.88	1.12

	Grand Totals	3218680067	2784909816	2343962007	84.17	2294961583	49000424	97.91	2.09

Resolution No 4
	Promoter/Public	No. of Shares Held	No. of Votes on Shares Held*	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	942034792	939804063	939804063	100.00	939804063	0	100.00	0.00
2	Public - Institutional holders	1442978361	1059256139	816384872	77.07	565773161	250611711	69.30	30.70
3	Public-Others	833666914	785849614	587759664	74.79	392093916	195665748	66.71	33.29

	Grand Totals	3218680067	2784909816	2343948599	84.17	1897671140	446277459	80.96	19.04

Resolution No 5
	Promoter/Public	No. of Shares Held	No. of Votes on Shares Held*	No. of votes polled	% of Votes Polled on outstanding shares	No. of Votes - in favour	No. of Votes - against	% of Votes in favour on votes polled	% of Votes against on votes polled
		[1]	[2]	[3]	[4]=[(3)/(2)]*100	[5]	[6]	[7]=[(5)/(3)]*100	[8]=[(6)/(3)]*100
1	Promoter and Promoter Group	942034792	939804063	939804063	100.00	939804063	0	100.00	0.00
2	Public - Institutional holders	1442978361	1059256139	816384872	77.07	565773161	250611711	69.30	30.70
3	Public-Others	833666914	785849614	587656403	74.78	391989358	195667045	66.70	33.30

	Grand Totals	3218680067	2784909816	2343845338	84.16	1897566582	446278756	80.96	19.04

*	Are based on voting rights of Ordinary Shares and ‘A’ Ordinary Shares.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,32,834 crores (USD 38.9 billion) in 2013-14. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.